February 11, 2004

Masonite International Corporation
1600 Britannia Road East
Mississauga, Ontario L4W 1J2

Masonite International Corporation

     We have acted as Canadian counsel to Masonite International Corporation (the “Corporation”) in connection with the preparation of a Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the United States Securities and Exchange Commission on or about February 11, 2004 relating to the sale by the Corporation of 18,000 common shares (the “Shares”) issuable in connection with the options (the “Options”) granted or to be granted in the future pursuant to the Corporation’s Share Option Plan (the “Plan”) in the manner set forth in the Registration Statement.

     In connection with the opinion hereinafter expressed, we have not reviewed the minute books or other corporate records of the Corporation. As to certain matters of fact, we have relied solely on certificates of an officer of the Corporation and public officials, including a certificate of an officer of the Corporation relating to resolutions of the board of directors of the Corporation providing for the issuance of the Shares upon the exercise of the Options. For the purposes of the opinion expressed below, we have assumed, without independent investigation or verification:

1.	the genuineness of all signatures (whether on originals or copies of documents) and the authority of all persons signing documents examined by us, the legal capacity of all natural persons, the authenticity of all documents and instruments submitted to us as originals, the conformity to originals of all documents and instruments submitted to us as certified, conformed, photostatic or facsimile copies thereof and the authenticity of the originals of such copies and facsimiles;

2.	that the Corporation was, is and will continue to be at all relevant times a corporation validly existing under the Business Corporations Act (Ontario);

3.	that the Corporation has the corporate power and authority to issue the Shares;

4.	that the Options have been or, to the extent not already granted, will be (i) duly authorized by the Corporation’s board of directors (the “Board”) and (ii) granted in compliance with the terms and conditions of the Plan and with applicable law;

5.	that the consideration for the issuance of the Shares upon the exercise of the Options will be fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the Shares had been issued for money; and

6.	that the issuance of the Shares has been duly approved by the Board prior to the exercise of the Options and will otherwise be in compliance with all applicable laws.

     We are solicitors qualified to practise law in the Province of Ontario and we express no opinion herein as to any laws, or any matters governed by any laws, other than the laws of the Province of Ontario and the federal laws of Canada applicable therein in effect as of the date hereof.

     Based and relying upon and subject to the foregoing, we are of the opinion that the Shares issuable by the Corporation upon the exercise of the Options will, upon the exercise of the Options in accordance with the terms thereof and the Plan (including payment of the purchase price of such shares), be validly issued and outstanding as fully paid and non-assessable shares.

     We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the United States Securities Act of 1933, as amended, or within the category of person whose consent is required by Section 7 of said Act.

Yours very truly,

/s/ Davies Ward Phillips & Vineberg LLP